Exhibit 99.1

Sun Life completes offering of Subordinated Unsecured Debentures

TORONTO, Nov. 18, 2021 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") announced today the successful completion of the public offering in Canada of $500 million principal amount of Series 2021-1 Subordinated Unsecured 2.46% Fixed/Floating Debentures due 2031, $1 billion principal amount of Series 2021-2 Subordinated Unsecured 2.80% Fixed/Floating Debentures due 2033 and $500 million principal amount of Series 2021-3 Subordinated Unsecured 3.15% Fixed/Floating Debentures due 2036 (collectively, the "Debentures") for an aggregate principal amount of $2 billion.  The net proceeds will be used for general corporate purposes of the Company, which may include funding a portion of the purchase price for the previously announced acquisition of DentaQuest Group, Inc., investments in subsidiaries, repayment of indebtedness and other strategic investments.

Each series of Debentures was sold under a pricing supplement dated November 16, 2021, issued pursuant to the Company's short form base shelf prospectus and its prospectus supplement, each dated March 19, 2021, all of which are available on the SEDAR website for the Company at www.sedar.com.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Forward-Looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include statements (i) regarding the use of proceeds of the offering; (ii) regarding the Company's intention to acquire DentaQuest Group, Inc.; (iii) that are predictive in nature or that depend upon or refer to future events or conditions; and (iv) that include words such as "intends", "expects", "will" and similar expressions. The forward-looking statements in this news release are stated as at November 18, 2021, represent the Company's current expectations, estimates and projections regarding future events and are not historical facts. These statements are not a guarantee of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Some of these assumptions and risks and uncertainties are described further in the Company's management's discussion and analysis for the year ended December 31, 2020 under the heading "Forward-looking Statements", in the risk factors set out in the Company's annual information form for the year ended December 31, 2020 under the heading "Risk Factors" and in the Company's interim management's discussion and analysis for the quarter ended September 30, 2021 under the heading "Risk Management", in the other factors detailed in the Company's annual and interim financial statements and in the Company's other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively. Actual results may differ materially from those expressed, implied or forecasted in such forward-looking statements.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2021, Sun Life had total assets under management of $1.39 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:

Irene Poon	Yaniv Bitton
Manager Corporate Communications	Vice-President, Head of Investor Relations & Capital Markets
t. 416-988-0542	t. 416-979-6496
irene.poon@sunlife.com	Investor_relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 08:15e 18-NOV-21